Phoenix Capital Group Holdings, LLC
4643 Ulster Street, Suite 1510
Denver, Colorado 80237

January 3, 2023

VIA EDGAR

Anuja A. Majmudar
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	Phoenix Capital Group Holdings, LLC
Offering Statement on Form 1-A POS
Filed December 23, 2023
File No. 024-11723

Dear Ms. Majmudar:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on January 5, 2023 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Lindsey Wilson
Lindsey Wilson